UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED FEB 27 2015 Washington DC

SEC FILE NUMBER
8-52909

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Donnelly Penman & Partners

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17160 Kercheval Ave.
(No. and Street)

Grosse Pointe	MI	48230
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark A. Cleland — (313) 393-3060
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Godfrey Hammel, Danneels & Company, P.C.
(Name – *if individual, state last, first, middle name*)

21420 Greater Mack Ave.	St. Clair Shores	MI	48080
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

15048089

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/10

OATH OR AFFIRMATION

I, Mark A. Cleland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Donnelly Penman & Partners, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BONNIE SOMERVILLE
NOTARY PUBLIC, STATE OF MI
COUNTY OF MACOMB
MY COMMISSION EXPIRES Sep 17 2016
ACTING IN COUNTY OF Wayne

Mark A. Cleland
Signature

Chief Financial Officer
Title

Bonnie Somerville
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ ~~(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (n) Report of Independent Registered Public Accounting firm.

X (o) Management Assertion Regarding Exemption from 17 CFR 240.15c3-3.

GH·D
CPAS & ADVISORS

21420 Greater Mack Avenue
St. Clair Shores, MI 48080
Tel: 586-772-8100
Fax: 586-772-6715
www.ghdcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Donnelly Penman & Partners, Inc.

We have audited the accompanying financial statements of Donnelly Penman & Partners, Inc. (a Michigan S Corporation), which comprise the statements of financial condition as of December 31, 2014 and 2013, and the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Donnelly Penman & Partners, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Donnelly Penman & Partners, Inc. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in pages 14 through 21 have been subjected to audit procedures performed in conjunction with the audit of Donnelly Penman & Partners, Inc.'s financial statements. The supplemental information is the responsibility of Donnelly Penman & Partners, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the

supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Godfrey Hammel, Damaj & Co PC

St. Clair Shores, MI
February 24. 2015

DONNELLY PENMAN & PARTNERS, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2014 and 2013

	2014	2013
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 484,970	$ 464,904
Accounts receivable - trade	13,416	18,735
Accounts receivable - other	1,199	63
Prepaid expenses	49,240	68,122
Total Current Assets	548,825	551,824
Property and Equipment:		
Computer equipment	73,074	67,616
Furniture and fixtures	121,551	118,072
Leasehold improvements	64,529	64,529
Total	259,154	250,217
Less: Accumulated depreciation and amortization	183,076	168,158
Net Property and Equipment	76,078	82,059
Total Assets	$ 624,903	$ 633,883
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 2,862	$ 2,584
Accrued expenses	191,933	167,844
Total Current Liabilities (Equal to Total Liabilities)	194,795	170,428
Shareholders' Equity:		
Common stock, no par value, 60,000 shares authorized; 11,623 shares issued and outstanding	210,070	210,070
Paid-in capital	11,993	11,993
Retained earnings	208,045	241,392
Total Shareholders' Equity	430,108	463,455
Total Liabilities and Shareholders' Equity	$ 624,903	$ 633,883

The accompanying notes are an integral part of these financial statements.

DONNELLY PENMAN & PARTNERS, INC.
STATEMENTS OF OPERATIONS
Years Ended December 31, 2014 and 2013

	2014	2013
Revenues Earned	$ 10,489,434	$ 6,555,757
Operating Expenses - Net of Client Reimbursements	10,523,053	6,564,237
Operating Loss	(33,619)	(8,480)
Other Income	272	318
Net Loss	$ (33,347)	$ (8,162)

The accompanying notes are an integral part of these financial statements.

DONNELLY PENMAN & PARTNERS, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years Ended December 31, 2014 and 2013

	Common Stock		Additional Paid-In	Retained	
	# of Shares	Amount	Capital	Earnings	Total
Balances - January 1, 2013	11,623	$ 210,070	$ 11,993	$ 253,282	$ 475,345
Redemption of common stock	(628)	(25,484)	-	-	(25,484)
Issuance of common stock	628	25,484	-	-	25,484
Net loss	-	-	-	(8,162)	(8,162)
Shareholder distributions	-	-	-	(3,728)	(3,728)
Balances - December 31, 2013	11,623	210,070	11,993	241,392	463,455
Redemption of common stock	(580)	(23,173)	-	-	(23,173)
Issuance of common stock	580	23,173	-	-	23,173
Net loss	-	-	-	(33,347)	(33,347)
Balances - December 31, 2014	11,623	210,070	11,993	208,045	430,108

The accompanying notes are an integral part of these financial statements.

DONNELLY PENMAN & PARTNERS, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2014 and 2013

	2014	2013
Cash Flows From Operating Activities:		
Net loss	$ (33,347)	$ (8,162)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization	14,918	14,817
Changes in operating assets and liabilities that provided (used) cash:		
Accounts receivable	4,183	14,408
Prepaid expenses	18,882	(4,630)
Accounts payable	278	(3,453)
Accrued expenses	24,089	93,063
Accrued payroll taxes	-	(51,821)
Net Cash Provided By Operating Activities	29,003	54,222
Cash Flows Used In Investing Activities:		
Purchases of property and equipment	(8,937)	(12,643)
Cash Flows From Financing Activities:		
Purchase of common stock	(23,173)	(25,484)
Proceeds from common stock issued	23,173	25,484
Shareholder distributions	-	(3,728)
Net Cash Used In Financing Activities	-	(3,728)
Net Increase In Cash and Cash Equivalents	20,066	37,851
Cash and Cash Equivalents, Beginning of Year	464,904	427,053
Cash and Cash Equivalents, End of Year	$ 484,970	$ 464,904

The accompanying notes are an integral part of these financial statements.

Note 1 – NATURE OF BUSINESS AND SUMMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Donnelly Penman & Partners, Inc. (the "Company") is a closely-held corporation in Grosse Pointe, Michigan. The Company provides investment banking and financial and investment advisory services to both public and private companies. Services are organized into industry groups, with particular emphasis in manufacturing, financial services, distribution, service and retail. The Company's investment banking services generated approximately 98% and 97% of total revenue in 2014 and 2013, respectively.

Concentration of Credit Risk
The Company primarily deposits cash with a major bank within the State of Michigan and at times throughout the year may maintain balances that exceed federally insured limits of $250,000. Uninsured deposits totaled approximately $236,000 and $243,000 at December 31, 2014 and 2013, respectively. The Company has not experienced any losses in such accounts and management believes the Company is not exposed to any unusual credit risk on cash or cash equivalents.

Cash and Cash Equivalents
For purposes of the Statements of Cash Flows, the Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting year. Accordingly, actual results could differ from those estimates.

Accounts Receivable
The Company extends credit to its customers in the form of accounts receivable in the ordinary course of business and generally requires no collateral. Trade accounts receivable are stated at the amount the Company expects to collect from outstanding balances. The Company provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on management's assessment of the current status of individual accounts. Balances that are still outstanding after the Company has attempted reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. Management did not consider allowances necessary at December 31, 2014 or 2013.

Note 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment, Depreciation and Amortization
Property and equipment are recorded at cost. Depreciation is charged against operations over the estimated useful lives of the related assets, using the straight-line method. Expenditures for maintenance and repairs are charged to operations as incurred. Management reviews these assets for impairment when circumstances or events indicate that the carrying value may not be recoverable.

The Company uses the following useful lives for assets placed in service:

Description	Asset Lives
Computer equipment	3 - 5 years
Furniture and fixtures	5 - 7 years
Leasehold improvements	39 years

Revenue Recognition
The Company recognizes revenue when services have been rendered based on the terms of the signed contract (engagement letter) with the customer. The Company recognizes non-refundable retainers as revenue upon receipt. Consulting fees are recognized in the month that the fees are billed and services performed. Closing and/or transactional fees are recognized upon the successful closing of the particular transaction.

Income Taxes
The Company, with the consent of its shareholders, has elected to have its income taxed under the provisions of Subchapter S of the Internal Revenue Code, which provides that in lieu of corporation income taxes, the shareholders are taxed on the Company's taxable income. Therefore, no provision or liability for federal income tax is reflected in these financial statements. The Company may also be liable for other state and local income taxes in jurisdictions where it has nexus.

Management has analyzed the Company's material tax positions as of January 1, 2013 and as of December 31, 2014 and 2013 and has determined that no material uncertain tax positions exist that require recognition or disclosure in the accompanying financial statements.

The Company is no longer subject to U.S. federal, state and local examinations by tax authorities for years before 2011.

Note 2 - COMMON STOCK

In March 2014, the Company purchased 580 shares of stock from two existing non-majority shareholders for approximately $23,000. The Company immediately sold all of the shares to four existing non-majority shareholders for the same amount.

In March 2013, the Company purchased 628 shares of stock from two existing non-majority shareholders for approximately $25,000. The Company immediately sold all of the shares to four existing non-majority shareholders for the same amount.

The Company and its shareholders have entered into an Amended and Restated Shareholder Agreement (the "Agreement") dated March 4, 2014. Under the Agreement, the Company has call options to purchase a shareholder's common stock under certain circumstances defined in the Agreement. Depending on the circumstance, the call option purchase price ranges from 80% to 100% of the Book Value Per Share, as defined in the Agreement. The Agreement also contains a put option whereby a shareholder, under certain circumstances, may require the Company to purchase the shareholder's common stock at 100% of Book Value Per Share. In order to execute the put option, a shareholder must first (a) have been a shareholder for at least two years, (b) have offered to sell such shares to the other then existing shareholders, (c) have not been successful in selling all or some of such shares to the other shareholders and (d) notify the Company of their desire to sell to the Company some or all of such shares.

Note 3 - QUALIFIED RETIREMENT PLANS

The Company sponsors a profit sharing plan (the "Plan") with a safe-harbor provision for all employees who have attained the age of twenty-one and completed one year of service. Each year the Company may make a profit sharing contribution to the Plan at the discretion of the Board of Directors. Contributions approved by the Board of Directors for the years ended December 31, 2014 and 2013 totaled approximately $124,000 and $131,000, respectively.

Note 4 - RELATED PARTY TRANSACTIONS (INCLUDING COMMITMENTS)

The Company earned approximately $201,000 and $208,000 in management fees for the years ended December 31, 2014 and 2013, respectively, from an investment fund that is related by common ownership.

Note 4 - RELATED PARTY TRANSACTIONS (INCLUDING COMMITMENTS) (CONTINUED)

The Company leases office space from a Michigan limited liability company, certain members of which are also shareholders of the Company. The lease calls for monthly rental payments of $10,780 through December 31, 2015. The Company also pays all of the costs of utilities, maintenance and repairs on the leased space. Rental expense for the related party lease was approximately $129,000 and $133,000, for the years ended December 31, 2014 and 2013, respectively.

The Company also leases various office equipment and vehicles from unrelated parties under operating leases which expire through June 2019. In addition, the Company is obligated under contracts with unrelated parties for research subscriptions which expire through December 2015.

Scheduled minimum future payments required under these non-cancelable operating leases and commitments which have initial or remaining terms in excess of one year as of December 31, 2014 are as follows:

Year Ending December 31	Related Party	Total
2015	$ 129,000	$ 184,000
2016	-	6,000
2017	-	6,000
2018	-	6,000
2019	-	3,000
Total Future Minimum Payments	$ 129,000	$ 205,000

Total expense for the related party office lease expense, office equipment and vehicle leases and research subscriptions was approximately $200,000 for each of the years ended December 31, 2014 and 2013.

Note 5 - REGULATORY REQUIREMENTS

The Company is subject to a minimum net capital rule under the Securities and Exchange Act of 1934 (the Rule) and computes its net capital under the alternative method permitted by this Rule, which requires the maintenance of minimum net capital, as defined, of the greater of 6-2/3% of aggregate indebtedness or a minimum amount that is based on the type of business conducted by the Company. Total required net capital under the Rule is $12,986 at December 31, 2014. At December 31, 2014 net capital was $290,175, which was $277,189 in excess of its minimum dollar amount requirement.

Note 5 - REGULATORY REQUIREMENTS (CONTINUED)

At December 31, 2013 the Company's net capital was $294,476 and net capital exceeded the required minimum by $283,114.

Note 6 - REGULATORY COMPLIANCE

The Company is a member of the Financial Industry Regulatory Authority (FINRA), the largest independent regulator for all securities firms doing business in the United States. As such, the Company is required to comply with various regulations set forth by FINRA, and from time to time is subject to FINRA examination to ensure compliance with current regulations. Any noncompliance with such rules and regulation may subject the Company to disciplinary actions, including, but not limited to, fines, suspension or possible loss of membership. Accordingly, any noncompliance could result in actions by FINRA that have a materially adverse impact on financial position, results of operations and or cash flows.

Note 7 - SUBSEQUENT EVENTS

In preparing these financial statements, management has evaluated, for potential recognition or disclosure, significant events or transactions that occurred during the period subsequent to December 31, 2014, the most recent statement of financial condition presented herein, through February 24, 2015, the date the financial statements were issued. No such significant events or transactions were identified.

* * * * * *

SUPPLEMENTARY INFORMATION

DONNELLY PENMAN & PARTNERS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2014

NET CAPITAL		
Total shareholders' equity		$ 430,108
Deduct ownership equity not allowable for net capital		-
Total ownership equity for net capital		430,108
Deductions and/or Charges:		
Non-Allowable assets:		
Accounts receivable - trade	$ 13,416	
Accounts receivable - other	1,199	
Property and equipment	76,078	
Prepaid expenses	49,240	
Total Deductions and/or Charges		139,933
Net Capital		$ 290,175
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Liabilities Included In Statement of Financial Condition -		
Accounts payable, accrued expenses and deferred income tax	$ 194,795	
Total Aggregate Indebtedness		$ 194,795
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required		$ 5,000
Net Capital Requirement		$ 12,986
Excess Net Capital		$ 277,189
Net Capital Less The Greater of 10% of Total Aggregate Indebtedness Or 120% the Net Capital Requirement		$ 270,696
Percentage of Aggregate Indebtedness to Net Capital		67.13%

See independent auditor's report.

DONNELLY PENMAN & PARTNERS, INC.
RECONCILIATION OF PART IIA - FORM 17a-5
December 31, 2014

ASSETS	Allowable	Non-Allowable	Total
Assets per Donnelly Penman & Partners Unaudited Focus Report at December 31, 2014	$ 484,970	$ 139,933	$ 624,903
Assets Per Audited Financial Statements	$ 484,970	$ 139,933	$ 624,903

LIABILITIES AND CAPITAL	Per Focus Report	Difference	Audited
Liabilities	$ 194,795	$ -	$ 194,795
Shareholders' Equity:			
Common stock	210,070	-	210,070
Paid-in capital	11,993	-	11,993
Retained earnings	208,045	-	208,045
Total Shareholders' Equity:	430,108	-	430,108
Total Liabilities and Shareholders' Equity	$ 624,903	$ -	$ 624,903

NET CAPITAL	
Net Capital per Donnelly Penman & Partners Unaudited Focus Report at December 31, 2014	$ 290,175
Adjustments:	
Increases	-
Decreases	-
Net Capital Per Audited Net Capital Computation	$ 290,175

See independent auditor's report.

GHD
CPAS & ADVISORS

21420 Greater Mack Avenue
St. Clair Shores, MI 48080
Tel: 586-772-8100
Fax: 586-772-6715
www.ghdcpa.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors and Shareholders
Donnelly Penman & Partners, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Donnelly Penman & Partners, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and the Chief Compliance Officer, solely to assist you and the other specified parties in evaluating Donnelly Penman & Partners, Inc.'s compliance with the applicable instructions of Form SIPC-7. Donnelly Penman & Partners, Inc.'s management is responsible for Donnelly Penman & Partners, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Godfrey Hammel, Damaj & Co PC

St. Clair Shores, MI
February 24, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052909 FINRA DEC
Donnelly Penman & Partners, Inc.
D/B/A Donnelly Penman & Partners
17160 Kercheval Avenue
Grosse Pointe, MI 48230

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Mark Cleland (313) 393-3060

2. A.	General Assessment (item 2e from page 2)		$ 26,297
B.	Less payment made with SIPC-6 filed (**exclude interest**) July 11, 2014 (Date Paid)		(11,464)
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		14,833
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 14,833
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 14,833	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Donnelly Penman & Partners, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 29th day of January, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2014
and ending December 31, 2014

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $10,518,945

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $10,518,945

2e. General Assessment @ .0025 $26,297

(to page 1, line 2.A.)

GHD
CPAS & ADVISORS

21420 Greater Mack Avenue
St. Clair Shores, MI 48080
Tel: 586-772-8100
Fax: 586-772-6715
www.ghdcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Donnelly Penman & Partners, Inc.

We have reviewed management's statements, included in the accompanying management assertion regarding exemption from 17 C.F.R. §15c3-3(k), in which (1) Donnelly Penman & Partners, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. Donnelly Penman & Partners, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Gadfrey Hammel, Damsello & Co PC

St. Clair Shores, MI
February 24, 2015

DONNELLY PENMAN & PARTNERS
INVESTMENT BANKING

MANAGEMENT ASSERTION REGARDING EXEMPTION FROM 17 CFR 240.15c3-3

The Company hereby asserts that it is exempt from 17 CFR 240.15c3-3 under the provisions of 17CFR 15c3-3 (k)(2)(i) (the "identified provisions") as of December 31, 2014. In addition, the Company met the identified provisions throughout the year ended December 31, 2014 without exception.

Mark A. Cleland
Chief Financial Officer
Donnelly Penman & Partners, Inc.
February 24, 2015

17160 KERCHEVAL AVENUE • GROSSE POINTE, MI 48230-1661
313-446-9900 • FAX 313-446-9955 • WWW.DONNELLYPENMAN.COM

MEMBER FINRA/SIPC